Lions Gate Entertainment Corp.

Lions Gate Entertainment Inc.

May 11, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549

Re:	Lions Gate Entertainment Corp. and Lions Gate Entertainment Inc.
Request for Withdrawal of Registration Statement on Form S-3
(File No. 333-181307)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Lions Gate Entertainment Corp. (“LGEC”) and its wholly-owned subsidiary Lions Gate Entertainment Inc. (“LGEI”) respectfully request the withdrawal of the Registration Statement on Form S-3 (File No. 333-181307) together with all exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2012.

LGEC and LGEI confirm that no securities have been sold in connection with the offering contemplated by the Registration Statement.

LGEC and LGEI request in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

LGEC and LGEI are requesting the withdrawal of the Registration Statement because it was inadvertently tagged as “S-3” in the EDGAR system whereas LGEC and LGEI intended the Registration Statement to be filed with the Commission with the code “S-3ASR.” LGEC and LGEI will refile the Registration Statement using the code “S-3ASR.”

If you have any questions regarding this letter, please contact the undersigned at 310-255-4948.

Sincerely,

/s/ Adrian Kuzycz
Adrian Kuzycz
Executive Vice President and Associate General Counsel